FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the first quarter, 2001

   Brazilian Distribution Company (Companhia Brasileira de Distribuicao - CBD)
                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F [X]     Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes [ ]   No [X]

[GRUPO PAO DE ACUCAR LOGO]                              1st quarter 2001 results
                                                                    Page 1 of 12


            CBD registered Sales increase and Margins improvements in
                           the first quarter of 2001

Sao Paulo, Brazil, April 25, 2001 - Companhia Brasileira de Distribuicao (CBD) - (BOVESPA: PCAR4; NYSE: CBD), today announced 1st quarter 2001 results. CBD has been releasing its results in accordance with the accounting principles defined by the Corporate Law method (R$ in nominal values).

                                   Highlights:

--------------------------------------------------------------------------------
(R$ million)                              1st quarter     1st quarter     Var.
                                              2001           2000       (01/00%)
--------------------------------------------------------------------------------

Net sales                                   1,973.1        1,634.8        20.7
Gross margin (%)                               27.7           27.4

EBITDA                                        154.4          118.5        30.3
EBITDA margin                                   7.8            7.2

Net income                                     52.0           42.1        23.3
Earnings per thousand shares                   0.48           0.43        11.6
(R$)
--------------------------------------------------------------------------------


o Net sales grew 20.7%, totaling R$1.97 billion in the quarter, showing market share gains;

o EBITDA grew 30.3% with a 7.8% margin (7.2% in the first quarter of 2000), reflecting productivity gains;

o Net income of R$52.0 million, with a 23.3% growth (R$42.1 million in the same period of 2000) and EPS of R$0.48 per thousand shares;

o The reported same store sales growth of 1.6% remains affected by the performance of Barateiro Division, which will be reversed during the second half as a result of strategic repositioning and restructuring of product assortment and services;

o Inventory management under review in the company: the level is still high, influenced by important non-recurrent facts (Easter inventories and strategic purchases of electronic products). The Company's management forecasts lower inventory levels for the 2nd quarter of 2001.


Companhia Brasileira de Distribuicao (CBD), posted gross sales of R$9.1 billion in 2000, and operates 413 stores in 11 Brazilian states through five different formats: Pao de Acucar and Barateiro (supermarket divisions), Extra (hypermarkets), Eletro (home appliance stores) and Amelia electronic commerce division.


[GRAPHIC        [GRAPHIC        [GRAPHIC        [GRAPHIC        [GRAPHIC
OMITTED]        OMITTED]        OMITTED]        OMITTED]         OMITTED]

[GRUPO PAO DE ACUCAR LOGO]                              1st quarter 2001 results
                                                                    Page 2 of 12


Management's Comments

Net sales grew      Net sales of Companhia Brasileira de Distribuicao presented
20.7% and same      a 20.7% growth compared to the same period in 2000 (12.0% in
store sales         real terms), totaling R$1.97 billion. Data provided by Abras
grew 1.6%           (Brazilian Supermarket Association) reveal that the
                    Brazilian market grew 12.6%. The Abras' figures, which are strongly influenced by CBD's figures, show the Company's strong market share gain. With regard to same store sales, which are better aligned with the economic performance and measure productivity gains more effectively, CBD recorded a 1.6% growth compared to the same period in 2000.

Sales of the        The Pao de Acucar Division registered a 23.4% growth in all
Pao de Acucar       store sales and a 1.5% growth in same stores sales. The
Division grew       Division continues to receive a strong recognition from the
23.4%               consumers for its high quality and level of services. We
                    highlight the growth of Pao de Acucar Mais relationship card and the continuity of the store remodeling program.

Extra grew 17.7%    The Extra Division presented a 17.7% growth in total sales
and consolidated    and a 0.9% growth in same store sales. Despite the less
its position in     significant moment in terms of sales evolution, it is
the non-food        important to emphasize that Extra hypermarkets are gradually
segment             consolidating their position as one of the main options for the purchase of non-food products in the country and as a model in the hypermarket concept. We would also like to highlight the success of the Extra credit card, which currently has 400 thousand users and constitutes an important tool to boost sales and to guarantee our customers' loyalty.

Barateiro grew      The Barateiro Division grew 18.9% in all store sales.
18.9% in all        However, same store sales (-8.7%) were strongly affected by
stores sales        substantial alterations in the mix of products due to a
                    reduction in the assortment of national brands and introduction of private brand products (currently corresponding to 12% of the sales) and first price products.
                    This change caused a decrease in the average sale price of the products offered by this banner. Attractive margins notwithstanding, these products' prices are 20% to 30% below the market's average. As the growth of the number of customers was below expectations, the brand's total revenue decreased. CBD's management believes that the

[GRUPO PAO DE ACUCAR LOGO]                              1st quarter 2001 results
                                                                    Page 3 of 12


                    Company is ahead of the competitors in the development of this model of store (soft discount) in Brazil and that, after some necessary adjustments, mainly in the product assortment, it will resume its strongly positive performance.

Eletro Division:    The Eletro Division's growth in same stores sales was much
40.2% growth in     higher than the Company's average, reflecting market share
same store sales    gains in the state of Sao Paulo, the positive effects of the store remodeling process and a favorable environment for the sale of electronic products in Brazil.

Net Sales Evolution by Division - Consolidated
Variation 2001/2000 (%)

Chart 1 - All Stores

Bar chart shows:
                                  1st Quarter

     23.4%                17.7%              18.9%            38.8%        20.7%

 Pao de Acucar            Extra            Barateiro         Eletro        CBD



Chart 2 - Same Stores

Bar chart shows:
                                  1st Quarter

     1.5%                  0.9%              -8.7%            40.2%        1.6%

 Pao de Acucar            Extra            Barateiro         Eletro        CBD


Same store sales figures include only the stores that have been operating for at least 12 months.

[GRUPO PAO DE ACUCAR LOGO]                              1st quarter 2001 results
                                                                    Page 4 of 12


Gross margin of     In the first quarter of 2001, CBD registered a Gross Profit
27.7%               of R$545.5 million, compared to R$447.9 million in the first quarter of 2000, which represents a 21.8% growth. The 27.7% result in the period shows that, even in a highly competitive environment, CBD is able to maintain its gross margin above 27%, through scale gains and commercial and logistic efficiency.

Ebitda grew 30.3%   Earnings before interest, taxes, depreciation and
with a              amortization (EBITDA) reached R$154.4 million, a 30.3%
7.8% margin         growth compared to the 1st quarter of 2000, and a 7.8%
                    margin (7.2% in the same period of 2000). The amount of capitalized pre-operating expenses in the period was R$2.0 million and the amount of amortization of deferred charges in the depreciation line was R$21.8 million.

                    Even with the increase in operating profitability compared to the previous year, the Company believes that it must reduce operating expenses throughout 2001, by means of processes review, efficiency gains and maximization of the cost dilution potential due to increase in sales. CBD, together with the consulting company McKinsey & Co., is working intensely to accomplish this, and the results will be observed in the next quarters.

                    The increase in the participation of the taxes and charges line as a percentage of net sales, from 0.8% in the first quarter of 2000 to 1.1% in the first quarter of 2001, occurred mainly due to the constitution of a provision for the CPMF (Provisional Contribution on Financial Transfers) in the amount of R$10.0 million.

Financial result    CBD registered a positive net financial result of R$2.4
in 1Q01 was         million in the period, compared to a negative result of
R$2.4 million       R$12.2 million in 2000. It is important to mention that when
                    CBD raises funds in foreign currency, these contracts have swap clauses for CDI charges and, therefore, are not affected by currency devaluation. Therefore, the line of currency variation, in the amount of R$4.5 million, refers exclusively to the amortization of part of the currency loss deferred in the first quarter of 1999.

[GRUPO PAO DE ACUCAR LOGO]                              1st quarter 2001 results
                                                                    Page 5 of 12


Net Income of       Net income in the 1st quarter of 2001 was R$52.0 million,
R$52.0 million      compared to R$42.1 million in the same period of 2000 (a
                    23.3% growth). Net income per thousand shares totaled
                    R$0.48, representing an 11.6% growth compared to the 1st quarter of 2000.

Working capital     At the end of the 1st quarter of 2001, CBD presented an
                    inventory turnover of 49 days. According to a report issued by Bank JP Morgan on March 20, 2001, average turnover in the United States is of 50 days, 41 days in Europe and 51 days in Latin America. Even in light of this fact and despite the higher participation of hypermarkets in CBD's total revenues, Management recognizes that it has failed in its planning and it will take the necessary adjustment measures in the 2nd quarter. A natural adjustment has already occurred, since CBD adopted an aggressive commercial strategy for Easter that resulted in exceptional sales;
                    however, it raised the inventory at the end of the 1st quarter (as Easter occurred earlier this year, inventories at the end of March were higher). Besides, strategic purchases of electronic products were made due to possible price-rising pressures and to the proximity of Mother's Day.

                    In addition, CBD's Management projects a strong reduction in the inventory level in the 2nd quarter, as it has the necessary tools to present a more efficient inventory turnover, thus achieving benefits in terms of working capital. All the investments made to distribution and technology have not been totally internalized yet, as the learning curve has been longer than expected.

Companies           The transfer of R$328.0 million from the Investments account
incorporation       to the Goodwill account occurred due to the incorporation of companies acquired in the past, whose operations were absorbed by CBD. This incorporation was rendered effective in this quarter due to the fulfillment of all the clauses included in the respective acquisition contracts. It is important to emphasize that the transfer to the deferred asset account will not alter the criteria adopted by the Company, since they were already being amortized in the Investments account.

Investments of      Investments totaled R$135.0 million in the first quarter of
R$135.0             2001, compared to R$157.4 million in the same period of
million             2000. They were directed mainly to the construction of a new
                    Distribution Center for

[GRUPO PAO DE ACUCAR LOGO]                              1st quarter 2001 results
                                                                    Page 6 of 12


                    refrigerated products, the construction of new stores, the opening of 2 new Barateiro stores, the acquisition of land, the conversion of 2 stores of the Pao de Acucar format into the Barateiro format, and the remodeling of 7 stores (3 Pao de Acucar stores, 2 Extra hypermarkets and 2 Eletro stores).

Receivables and     Short-term borrowings of R$846.2 million are funding the
short-term          customers account in the amount of R$847.1 million.
indebtedness        The part of the receivables corresponding to installment
                    sales presents an average turnover of 270 days; post-dated checks, 50 days; credit cards, 30 days; vouchers, 20 days, constituting an overall average turnover of 4.5 months.

                    With regard to delinquency, it was stable at the level of 4.5% in installment sales and of 1.5% in post-dated checks. It's valid to expect that the country's current interest rates will not affect our policy of credit sales to the consumer, and, in relative terms, the size of the installment sales portfolio will be maintained in the next quarters.

Program of          The Company has been taking measures for the reduction in
reduction in        energy consumption since the year 2000, following the
energy consumption  guidelines from PROCEL - National Program of Electrical
                    Energy Conservation. We are prepared, with the best equipment and practices, for a consumption of electrical energy that is compatible with the country's current situation. Thus, even with governmental measures aiming at the reduction in the average load guaranteed and the automatic review of contracts, CBD will be able to operate within its new consumption reality, which will bring an economy of at least 15% compared to the previous year.
                    Besides, 100% of the stores have no-break (energy maintenance systems), as well as diesel generators.

                    In its Data Processing Center, CBD has a General Plan of Continuous Operation, which assures a non-stop operation independently from the energy source.

[GRUPO PAO DE ACUCAR LOGO]                              1st quarter 2001 results
                                                                    Page 7 of 12


CONSOLIDATED INCOME STATEMENT - CORPORATE LAW METHOD

--------------------------------------------------------------------------------------------------------
                                                                          1st Quarter
                                                       ---------------- ----------------- --------------
           R$ thousand                                         2001              2000            Var.%
--------------------------------------------------------------------------------------------------------

Net Sales Revenue                                           1,973,062         1,634,800          20.7%

Cost of Sales                                              (1,427,536)       (1,186,917)         20.3%

Gross Profit                                                  545,526           447,883          21.8%

Operating Income (Expenses)
     Selling Expenses                                        (316,193)         (256,035)         23.5%
     General and Administrative                               (74,898)          (73,363)          2.1%
Total Operating Expenses                                     (391,091)         (329,398)         18.7%

Operating Income Before Taxes, Deprec. and Fin.               154,435           118,485          30.3%
Income (Exp.) - EBITDA

Depreciation                                                  (70,343)          (44,601)         57.7%

Operating Income Before Taxes and Financial Income             84,092            73,884          13.8%
(Exp.) - EBIT

Taxes and Charges                                             (21,848)          (12,327)         77.2%

Financial Income                                              101,828            92,743           9.8%
Financial Expense                                             (94,965)         (100,444)         -5.5%
Currency Variation                                             (4,477)           (4,477)          0.0%
Net Financial Income (Loss)                                     2,386           (12,178)

Operating Income (Loss)                                        64,630            49,379          30.9%

Losses in Invested Companies                                       -                 -

Equity Income                                                      -                 -

Non-Operating Results                                           1,146             1,114           2.9%

--------------------------------------------------------------------------------------------------------
Income (Loss) Before Income Tax                                65,776            50,493          30.3%

--------------------------------------------------------------------------------------------------------

 Income Tax                                                   (13,795)           (8,348)         65.2%
--------------------------------------------------------------------------------------------------------

Net Income (Loss)                                              51,981            42,145          23.3%

Net Income (Loss) per 1,000 shares                               0.48              0.43          11.6%

No. of shares (in thousand)
At the end of the period                                  107,374,034        97,694,603

--------------------------------------------------------------------------------------------------------

% of Net Sales

Gross Profit                                                     27.6%             27.4%

Total Operating Expenses                                        -19.8%            -20.1%
    Selling Expenses                                            -16.0%            -15.7%
    General and Administrative                                   -3.8%             -4.5%

EBITDA                                                            7.8%              7.2%

Depreciation                                                     -3.6%             -2.7%

EBIT                                                              4.3%              4.5%
 Taxes and Charges                                               -1.1%             -0.8%
Net Financial Income (Expense)                                    0.1%             -0.7%

Income Before Income Tax                                          3.3%              3.1%

Income Tax                                                       -0.7%             -0.5%

Net Income (Loss)                                                 2.6%              2.6%

--------------------------------------------------------------------------------------------------------

[GRUPO PAO DE ACUCAR LOGO]                              1st quarter 2001 results
                                                                    Page 8 of 12


CONSOLIDATED BALANCE SHEET - CORPORATE LAW METHOD

-----------------------------------------------------------------------------------------------
                      R$ thousand                          1st Quarter/01     4th Quarter/00
-----------------------------------------------------------------------------------------------
ASSETS
Current Assets
     Cash and Banks                                               58,967            126,950
     Short-Term Investments                                      513,725            765,087
     Accounts Receivable                                         847,086            888,123
           Installment Sales                                     400,741            356,129
           Post-Dated Checks                                     103,665            119,096
           Credit Card and Other                                 381,197            443,714
           Allowance for Doubtful Accounts                      (38,517)           (30,816)
     Inventories                                                 763,380            795,477
     Other Credits                                               149,658            109,468
Total of Current Assets                                        2,332,816          2,685,105
-----------------------
Long Term Receivables
     Deferred Income Tax                                          73,080             87,059
     Credit with Invested Companies                                    -             12,361
     Other Credits                                               224,986            234,887
Total of Long Term Receivables                                   298,066            334,307
------------------------------
Permanent Assets
     Investments                                                  92,242            480,829
     Properties and Equipment                                  2,730,907          2,645,874
     Deferred Charges                                            867,291            544,938
           Goodwill                                              664,351            328,013
           Currency variation                                     35,820             40,298
           Pre-operating expenses                                167,120            176,627
Total of Permanent Assets                                      3,690,440          3,671,641
-------------------------
                      TOTAL ASSETS                             6,321,322          6,691,053
                      ------------
LIABILITIES
Current Liabilities
     Suppliers                                                   655,413          1,014,450
     Loans and Financing                                         846,188            865,554
           Domestic Currency                                     818,434            846,839
           Foreign Currency                                       27,754             18,715
     Payable on Purchase of Assets                                91,515            134,159
     Debentures                                                   24,986             15,558
     Taxes                                                        23,412             42,532
     Income Tax                                                        -                  -
     Salaries and Payroll Charges                                 81,862             82,734
     Dividends                                                    80,135             80,135
     Interest on own capital                                      41,357             41,357
     Others                                                       51,238             82,376
Total of Current Liabilities                                   1,896,106          2,358,855
----------------------------
Long Term Liabilities
     Financing                                                   495,157            482,956
           Domestic Currency                                     430,669            418,558
           Foreign Currency                                       64,488             64,398
     Payable on Purchase of Assets                                39,566             47,808
     Debentures                                                  305,500            302,049
     Deferred Income Tax                                           5,824              6,037
     Interest on own capital                                      44,311             44,311
     Provision for Contingencies                                 520,194            486,434
Total of Long Term Liabilities                                 1,410,552          1,369,595
------------------------------
Shareholders' Equity
     Capital                                                   2,001,113          2,001,033
     Capital Reserves                                            348,292            348,292
     Profit Reserves                                             665,259            613,278
Total of Shareholders' Equity                                  3,014,664          2,962,603
-----------------------------
                   TOTAL LIABILITIES                           6,321,322          6,691,053
                   -----------------
-----------------------------------------------------------------------------------------------

[GRUPO PAO DE ACUCAR LOGO]                              1st quarter 2001 results
                                                                    Page 9 of 12


Stores by Division

                   --------------------------------------------------------  -----------------------------
                     Pao de                                                   Sales area       No. of
                     Acucar     Extra     Eletro    Barateiro      CBD           (m2)        Employees
---------------------------------------------------------------------------  -----------------------------
12/31/99              146         46        74          83         349          663,237        39,642
Open                   9          -          -          2           11
Close                 (1)         -         (3)         -          (4)
Converted              1          -          -         (1)          -
03/31/00              155         46        71          84         356          677,102        39,613
Open                   33         -          1          24          58
Close                  -          -          -          -           -
Converted              -          -          -          -           -
06/30/00              188         46        72         108         414          750,063        46,478
Open                   1          4          -          1           6
Close                 (1)         -         (1)         -          (2)
Converted              -          -          -          -           -
09/30/00              188         50        71         109         418          788,336        48,498
Open                   1          3          1          2            7
Close                 (3)         -         (6)         -          (9)
Converted              -          -          -          -           -
12/31/00              186         53        66         111         416          815,291        50,106
Open                   -          -          -          2            2
Close                 (1)         -         (2)        (2)         (5)
Converted              -          -          -          -           -
---------------------------------------------------------------------------  -----------------------------
03/31/01              185         53        64         111         413          811,696        49,350
----------------------------------------------------------------------------------------------------------

[GRUPO PAO DE ACUCAR LOGO]                              1st quarter 2001 results
                                                                   Page 10 of 12


Sales Breakdown per Division - Consolidated*
In R$ thousand - Nominal (Corporate Law)

                     --------------------------------------------------------- -------------
JANUARY                     2001             %           2000             %        Var.(%)
------------------------------------------------------------------------------ -------------
Pao de Acucar              221,652         33.8%        183,907         33.4%       20.5%
Extra                      316,072         48.1%        270,297         49.0%       16.9%
Barateiro                   81,200         12.4%         68,810         12.5%       18.0%
Eletro                      37,759          5.7%         28,345          5.1%       33.2%
------------------------------------------------------------------------------ -------------
CBD                        656,683        100.0%        551,359        100.0%       19.1%
------------------------------------------------------------------------------ -------------

                     --------------------------------------------------------- -------------
FEBRUARY                    2001             %           2000             %        Var.(%)
------------------------------------------------------------------------------ -------------
Pao de Acucar              207,658         32.7%        166,993         32.3%       24.4%
Extra                      316,551         49.9%        261,642         50.7%       21.0%
Barateiro                   78,281         12.3%         65,624         12.7%       19.3%
Eletro                      32,320          5.1%         22,231          4.3%       45.4%
------------------------------------------------------------------------------ -------------
CBD                        634,810         100.0%        516,490        100.0%       22.9%
------------------------------------------------------------------------------ -------------

                     --------------------------------------------------------- -------------
MARCH                       2001             %           2000             %        Var.(%)
------------------------------------------------------------------------------ -------------
Pao de Acucar              226,538         33.2%        180,567         31.8%       25.4%
Extra                      333,896         49.0%        289,232         51.0%       15.4%
Barateiro                   85,852         12.6%         71,840         12.7%       19.5%
Eletro                      35,283          5.2%         25,312          4.5%       39.4%
------------------------------------------------------------------------------ -------------
CBD                        681,569        100.0%        566,951        100.0%       20.2%
------------------------------------------------------------------------------ -------------

                     --------------------------------------------------------- -------------
1st QUARTER                 2001             %           2000             %         Var.(%)
------------------------------------------------------------------------------ -------------
Pao de Acucar              655,849         33.2%        531,467         32.5%       23.4%
Extra                      966,519         49.0%        821,172         50.2%       17.7%
Barateiro                  245,332         12.4%        206,273         12.6%       18.9%
Eletro                     105,362          5.4%         75,888          4.7%       38.8%
------------------------------------------------------------------------------ -------------
CBD                      1,973,062        100.0%      1,634,800        100.0%        20.7%
------------------------------------------------------------------------------ -------------



Data per Division at March 31, 2001

                                      --------------------------------------------------------------
                                            #               #             #          Sales area
                                        Checkouts       employees      stores           (m2)
                                      --------------------------------------------------------------
Pao de Acucar                             2,387          14,423          185           226,966
Extra                                     2,803          17,847           53           415,142
Barateiro                                 1,287           5,394          111           128,506
Eletro                                      166           1,487           64            41,082
----------------------------------------------------------------------------------------------------
Total Stores                              6,643          39,151          413           811,696
----------------------------------------------------------------------------------------------------
Headquarters                                              4,086
----------------------------------------------------------------------------------------------------
Loss Prevention (security)                                3,011
----------------------------------------------------------------------------------------------------
Distribution Centers                                      3,102
----------------------------------------------------------------------------------------------------
CBD                                       6,643          49,350          413           811,696
----------------------------------------------------------------------------------------------------

[GRUPO PAO DE ACUCAR LOGO]                              1st quarter 2001 results
                                                                   Page 11 of 12


Productivity Indexes
In R$ -  Nominal (Corporate Law)

Sales per m2/ month
                     ---------------------------------------
                         1Q/01         1Q/00      Var. (%)
------------------------------------------------------------
Pao de Acucar              960         1,024        -6.3%
Extra                      776           780        -0.5%
Barateiro                  634           681        -6.9%
Eletro                     860           628        36.9%
------------------------------------------------------------
CBD                        809           820        -1.3%
------------------------------------------------------------

Sales per employee/ month
                     ---------------------------------------
                         1Q/01         1Q/00      Var. (%)
------------------------------------------------------------
Pao de Acucar           15,217        17,187       -11.5%
Extra                   17,969        17,643         1.8%
Barateiro               14,848        16,560       -10.3%
Eletro                  24,237        16,014        51.3%
------------------------------------------------------------
CBD                     16,754        17,268        -3.0%
------------------------------------------------------------

Average Ticket
                     ---------------------------------------
                         1Q/01         1Q/00      Var. (%)
------------------------------------------------------------
Pao de Acucar             17.0          17.3        -1.7%
Extra                     36.1          35.8         0.8%
Barateiro                 11.6          12.2        -4.9%
Eletro                   225.3         210.6         7.0%
------------------------------------------------------------
CBD                       22.7          23.0        -1.3%
------------------------------------------------------------

Sales per Checkout/ month
                     ---------------------------------------
                         1Q/01         1Q/00      Var. (%)
------------------------------------------------------------
Pao de Acucar           90,654        96,431        -6.0%
Extra                  114,939       113,688         1.1%
Barateiro               63,651        74,985       -15.1%
Eletro                 211,468       138,300        52.9%
------------------------------------------------------------
CBD                     98,671       101,965        -3.2%
------------------------------------------------------------

* Results referring to sales area space, employees and checkouts were calculated based on average values proportional to the period in which the stores were open.


Sales Breakdown (% of net sales)
                            ---------------------------------------------------------------------------------
                                 1999          2000       Jan/01        Feb/01      Mar/01       1Q/01
-------------------------------------------------------------------------------------------------------------
Cash                             56.3%         54.4%        55.3%         53.5%       52.5%       53.7%
Credit Card                      22.7%         25.6%        26.6%         28.1%       29.3%       28.0%
Food Voucher                      6.4%          6.2%         5.5%          6.2%        6.3%        6.1%
Credit                           14.6%         13.7%        12.6%         12.2%       11.9%       12.2%
    Post-Dated Checks            10.2%          7.2%         5.9%          6.4%        6.7%        6.3%
    Installments                  4.4%          6.5%         6.7%          5.8%        5.2%        5.9%
-------------------------------------------------------------------------------------------------------------

[GRUPO PAO DE ACUCAR LOGO]                              1st quarter 2001 results
                                                                   Page 12 of 12


CONVERTIBLE DEBENTURES


Conversion of Debentures into Preferred Shares

--------------------------------------------------------------------------------------------------------
                          Common Shares            Preferred Shares                  Total
                            (thousand)                (thousand)                   (thousand)
--------------------------------------------------------------------------------------------------------
12/31/1999                     62,858,755             34,402,519
   1st issue                                                   -
   2nd issue                                             433,329
   3rd issue                                                   -
03/31/2000                     62,858,755             34,835,848                  97,694,603
--------------------------------------------------------------------------------------------------------
   1st issue                                                   -
   2nd issue                                              33,333
   3rd issue                                                   -
06/30/2000                     62,858,755             34,869,181                  97,727,936
--------------------------------------------------------------------------------------------------------
   1st issue                                           3,119,707
   2nd issue                                             350,630
   3rd issue                                           5,999,994
09/30/2000                     62,858,755             44,339,512                 107,198,267
--------------------------------------------------------------------------------------------------------
   1st issue                                                   -
   2nd issue                                               1,667
   3rd issue                                                   -
  Capital increase                                       172,100*
12/30/2000                     62,858,755             44,513,279                 107,372,034
--------------------------------------------------------------------------------------------------------
   1st issue                                                   -
   2nd issue                                               2,000
   3rd issue                                                   -
03/31/2001                     62,858,755             44,515,279                 107,374,034
--------------------------------------------------------------------------------------------------------

* Stock option plan

========================================================================================================

COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)              THOMSON FINANCIAL INVESTOR RELATIONS

Aymar Giglio Junior                                     Paulo Esteves
Investor Relations Director                             Phone: 55 (11) 3848 0887 ext. 205
Fernando Tracanella                                     E-mail: paulo.esteves@thomsonir.com.br
Investor Relations Manager

Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677
Email: pa.relmerc@paodeacucar.com.br

========================================================================================================



                   Website: http://www.grupopaodeacucar.com.br


--------------------------------------------------------------------------------

  Statements included in this report regarding the Company's business outlook and anticipated financial and operating results, regarding the Company's growth potential, constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market, general economic performance of the home country, industry and international markets, therefore they are subject to change.

--------------------------------------------------------------------------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 COMPANHIA BRASILEIRA DE DISTRIBUICAO

Date: April 25, 2001             By:  /s/   Augusto Marques da Cruz Filho
                                      -----------------------------------------
                                      Name:  Augusto Marques da Cruz Filho
                                      Title:   Chief Financial Officer

                                 By:  /s/   Aymar Giglio Junior
                                      -----------------------------------------
                                      Name:  Aymar Giglio Junior
                                      Title:   Investors Relations Director